BRIAN R. CABLE DIRECT DIAL 503.306.5345 E-MAIL brc@dunn-carney.com INTERNET www.dunncarney.com	ADDRESS Suite 1500 851 S.W. Sixth Avenue Portland, Oregon 97204-1357 Phone 503.224.6440 Fax 503.224.7324

February 6, 2008

Securities and Exchange Commission
Attn:  Jennifer Hardy, Branch Chief
100 F Street, NE
Washington, DC 20549

Re:	Microfield Group, Inc.
Preliminary Proxy Statement on Schedule 14A Filed January 31, 2008
SEC File No. 1-07170
Our File No. MIC18-15

Dear Ms. Hardy:

This letter responds to the Securities and Exchange Commission’s letter dated February 4, 2008 (“SEC Letter”), issued in connection with the Preliminary Proxy Statement on Schedule 14A filed by Microfield Group, Inc. (the “Company”) on January 31, 2008.  The following responses correspond to the numbered comments contained in the SEC Letter:

1.	We have revised the Schedule 14A in response to this comment.

2.	We have revised the Schedule 14A in response to this comment.

3.	We have revised the Schedule 14A in response to this comment.

If you have any further questions or comments, please do not hesitate to contact me at (503) 306-5345.

Very truly yours,

/s/ Brian R. Cable

Brian R. Cable

BRC:skc
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